Exhibit 12.1

Computations of Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends for the Nine Months Ended September 30, 2016 and each of the Five Years in the Period Ended December 31, 2015

	Nine months ended September 30, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
(Unaudited)
Pretax Income	$ 6,753	$ 2,115	$ 17,265	$ 2,945	$ 2,759	$ 2,448

Fixed Charges
interest expensed	$ 3,323	$ 3,072	$ 2,402	$ 1,901	$ 2,005	$ 2,017

Earnings	$ 10,076	$ 5,187	$ 19,667	$ 4,846	$ 4,764	$ 4,465
Fixed Charges	$ 3,323	$ 3,072	$ 2,402	$ 1,901	$ 2,005	$ 2,017
Ratio of Earnings to fixed charges	$ 3.03	$ 1.69	$ 8.19	$ 2.55	$ 2.38	$ 2.21